UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

T2 Biosystems, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89853L302

(CUSIP Number)

Andrei Dorenbaum

c/o CR Group L.P.

1000 Main Street, Suite 2500

Houston, TX 77002

(703) 209-7350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 89853L302	Page 2 of 10

1.	Names of Reporting Persons Nathan D. Hukill
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (2)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,677,973
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,677,973
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,677,973
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.5% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)

Nathan D. Hukill, CR Group L.P., CRG Partners III L.P., CRG Partners III – Parallel Fund “A” L.P., CRG Partners III (Cayman) Unlev AIV I L.P., CRG Partners III (Cayman) Lev AIV I L.P., and CRG Partners III Parallel Fund “B” (Cayman) L.P. are members of a group for the purposes of this Schedule 13D.

(2)	The shares of the Common Stock of the Issuer were acquired in exchange for and satisfaction of such partial debt cancellation of certain loans outstanding held by the group.
(3)

This percentage is calculated based on 15,366,085 shares of Common Stock issued and outstanding as of May 3, 2024, as provided by the Issuer, plus 1,716,048 shares of Common Stock issued upon conversion of Series A Convertible Preferred Stock and 108,752 shares of Common Stock issued upon conversion of shares of Series B Convertible Preferred Stock on May 9, 2024. The shares of Series A Convertible Preferred Stock and the shares of Series B Convertible Preferred Stock were held by CRG Partners III Parallel Fund “B” (Cayman) L.P.

CUSIP No. 89853L302	Page 3 of 10

1.	Names of Reporting Persons CR Group L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (2)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,677,973
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,677,973
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,677,973
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.5% (3)
14.	Type of Reporting Person (See Instructions) IA

(1)

Nathan D. Hukill, CR Group L.P., CRG Partners III L.P., CRG Partners III – Parallel Fund “A” L.P., CRG Partners III (Cayman) Unlev AIV I L.P., CRG Partners III (Cayman) Lev AIV I L.P., and CRG Partners III Parallel Fund “B” (Cayman) L.P. are members of a group for the purposes of this Schedule 13D.

(2)	The shares of the Common Stock of the Issuer were acquired in exchange for and satisfaction of such partial debt cancellation of certain loans outstanding held by the group.
(3)

This percentage is calculated based on 15,366,085 shares of Common Stock issued and outstanding as of May 3, 2024, as provided by the Issuer, plus 1,716,048 shares of Common Stock issued upon conversion of Series A Convertible Preferred Stock and 108,752 shares of Common Stock issued upon conversion of shares of Series B Convertible Preferred Stock on May 9, 2024. The shares of Series A Convertible Preferred Stock and the shares of Series B Convertible Preferred Stock were held by CRG Partners III Parallel Fund “B” (Cayman) L.P.

CUSIP No. 89853L302	Page 4 of 10

1.	Names of Reporting Persons CRG Partners III L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (2)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,330,175
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,330,175
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,330,175
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.7% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

Nathan D. Hukill, CR Group L.P., CRG Partners III L.P., CRG Partners III – Parallel Fund “A” L.P., CRG Partners III (Cayman) Unlev AIV I L.P., CRG Partners III (Cayman) Lev AIV I L.P., and CRG Partners III Parallel Fund “B” (Cayman) L.P. are members of a group for the purposes of this Schedule 13D.

(2)	The shares of the Common Stock of the Issuer were acquired in exchange for and satisfaction of such partial debt cancellation of certain loans outstanding held by the group.
(3)

This percentage is calculated based on 15,366,085 shares of Common Stock issued and outstanding as of May 3, 2024, as provided by the Issuer, plus 1,716,048 shares of Common Stock issued upon conversion of Series A Convertible Preferred Stock and 108,752 shares of Common Stock issued upon conversion of shares of Series B Convertible Preferred Stock on May 9, 2024. The shares of Series A Convertible Preferred Stock and the shares of Series B Convertible Preferred Stock were held by CRG Partners III Parallel Fund “B” (Cayman) L.P.

CUSIP No. 89853L302	Page 5 of 10

1.	Names of Reporting Persons CRG Partners III – Parallel Fund “A” L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (2)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 828,324
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 828,324
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 828,324
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

Nathan D. Hukill, CR Group L.P., CRG Partners III L.P., CRG Partners III – Parallel Fund “A” L.P., CRG Partners III (Cayman) Unlev AIV I L.P., CRG Partners III (Cayman) Lev AIV I L.P., and CRG Partners III Parallel Fund “B” (Cayman) L.P. are members of a group for the purposes of this Schedule 13D.

(2)	The shares of the Common Stock of the Issuer were acquired in exchange for and satisfaction of such partial debt cancellation of certain loans outstanding held by the group.
(3)

This percentage is calculated based on 15,366,085 shares of Common Stock issued and outstanding as of May 3, 2024, as provided by the Issuer, plus 1,716,048 shares of Common Stock issued upon conversion of Series A Convertible Preferred Stock and 108,752 shares of Common Stock issued upon conversion of shares of Series B Convertible Preferred Stock on May 9, 2024. The shares of Series A Convertible Preferred Stock and the shares of Series B Convertible Preferred Stock were held by CRG Partners III Parallel Fund “B” (Cayman) L.P.

CUSIP No. 89853L302	Page 6 of 10

1.	Names of Reporting Persons CRG Partners III (Cayman) Unlev AIV I L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (2)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 266,038
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 266,038
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 266,038
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

Nathan D. Hukill, CR Group L.P., CRG Partners III L.P., CRG Partners III – Parallel Fund “A” L.P., CRG Partners III (Cayman) Unlev AIV I L.P., CRG Partners III (Cayman) Lev AIV I L.P., and CRG Partners III Parallel Fund “B” (Cayman) L.P. are members of a group for the purposes of this Schedule 13D.

(2)	The shares of the Common Stock of the Issuer were acquired in exchange for and satisfaction of such partial debt cancellation of certain loans outstanding held by the group.
(3)

This percentage is calculated based on 15,366,085 shares of Common Stock issued and outstanding as of May 3, 2024, as provided by the Issuer, plus 1,716,048 shares of Common Stock issued upon conversion of Series A Convertible Preferred Stock and 108,752 shares of Common Stock issued upon conversion of shares of Series B Convertible Preferred Stock on May 9, 2024. The shares of Series A Convertible Preferred Stock and the shares of Series B Convertible Preferred Stock were held by CRG Partners III Parallel Fund “B” (Cayman) L.P.

CUSIP No. 89853L302	Page 7 of 10

1.	Names of Reporting Persons CRG Partners III (Cayman) Lev AIV I L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (2)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,548,707
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,548,707
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,707
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.1% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

Nathan D. Hukill, CR Group L.P., CRG Partners III L.P., CRG Partners III – Parallel Fund “A” L.P., CRG Partners III (Cayman) Unlev AIV I L.P., CRG Partners III (Cayman) Lev AIV I L.P., and CRG Partners III Parallel Fund “B” (Cayman) L.P. are members of a group for the purposes of this Schedule 13D.

(2)	The shares of the Common Stock of the Issuer were acquired in exchange for and satisfaction of such partial debt cancellation of certain loans outstanding held by the group.
(3)

This percentage is calculated based on 15,366,085 shares of Common Stock issued and outstanding as of May 3, 2024, as provided by the Issuer, plus 1,716,048 shares of Common Stock issued upon conversion of Series A Convertible Preferred Stock and 108,752 shares of Common Stock issued upon conversion of shares of Series B Convertible Preferred Stock on May 9, 2024. The shares of Series A Convertible Preferred Stock and the shares of Series B Convertible Preferred Stock were held by CRG Partners III Parallel Fund “B” (Cayman) L.P.

CUSIP No. 89853L302	Page 8 of 10

1.	Names of Reporting Persons CRG Partners III Parallel Fund “B” (Cayman) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (2)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,704,729
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,704,729
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,704,729
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.6% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

Nathan D. Hukill, CR Group L.P., CRG Partners III L.P., CRG Partners III – Parallel Fund “A” L.P., CRG Partners III (Cayman) Unlev AIV I L.P., CRG Partners III (Cayman) Lev AIV I L.P., and CRG Partners III Parallel Fund “B” (Cayman) L.P. are members of a group for the purposes of this Schedule 13D.

(2)	The shares of the Common Stock of the Issuer were acquired in exchange for and satisfaction of such partial debt cancellation of certain loans outstanding held by the group.
(3)

This percentage is calculated based on 15,366,085 shares of Common Stock issued and outstanding as of May 3, 2024, as provided by the Issuer, plus 1,716,048 shares of Common Stock issued upon conversion of Series A Convertible Preferred Stock and 108,752 shares of Common Stock issued upon conversion of shares of Series B Convertible Preferred Stock on May 9, 2024. The shares of Series A Convertible Preferred Stock and the shares of Series B Convertible Preferred Stock were held by CRG Partners III Parallel Fund “B” (Cayman) L.P.

CUSIP No. 89853L302	Page 9 of 10

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D supplements and amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on April 19, 2024, as amended by the Amendment No. 1 to Schedule 13D originally filed with the SEC on May 7, 2024 (together, as so amended, the “Schedule 13D”) jointly by each of the following persons (collectively, the “Reporting Persons”): Nathan D. Hukill (“Mr. Hukill”), a citizen of the United States, CR Group L.P., a Delaware limited partnership (“CR Group”), CRG Partners III – Parallel Fund “A” L.P., a Delaware limited partnership (“CRG Parallel Fund A”), CRG Partners III (Cayman) Unlev AIV I L.P., a Cayman Islands exempted limited partnership (“CRG Unlev AIV”), CRG Partners III (Cayman) Lev AIV I L.P., a Cayman Islands exempted limited partnership (“CRG Lev AIV”), and CRG Partners III Parallel Fund “B” (Cayman) L.P., a Cayman Islands exempted limited partnership (“CRG Parallel Fund B” and collectively with CRG Parallel Fund A, CRG Unlev AIV and CRG Lev AIV, the “CRG Funds”). Except as otherwise specified in this Amendment No. 2, all items in the Schedule 13D remain unchanged. All capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 1 to report certain changes in their beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”), of T2 Biosystems, Inc., a Delaware corporation (the “Issuer”) as result of certain transactions in Common Stock of the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration

The response to Item 3 in the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

All of the shares reported on this Schedule 13D were acquired from the Issuer in exchange for the Reporting Persons’ cancellation of outstanding loans to the Issuer under that certain Term Loan Agreement, dated as of December 30, 2016, as amended, by and among the Issuer and CRG Servicing LLC, as administrative agent and collateral agent, and the lenders named therein. The most recent acquisitions occurred on April 12, 2024, May 3, 2024 and May 9, 2024. Refer to the Issuer’s current reports on Form 8-K filed on July 6, 2023, February 15, 2024, April 18, 2024 and May 6, 2024 for additional information.

Item 5.	Interest in Securities of the Issuer

The response to Item 5 in the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Exchange Act. As such, pursuant to Rule 13d-3 under the Exchange Act, such group may be deemed to beneficially own an aggregate of 10,677,973 shares of Common Stock, representing in the aggregate approximately 69.5% of the issued and outstanding shares of Common Stock, as calculated pursuant to Rule 13d-3 under the Exchange Act.

Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Common Stock during the last 60 days.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

Item 7.	Material to be Filed as Exhibits

Joint Filing Agreement*

*	Previously filed.

CUSIP No. 89853L302	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2024

Nathan D. Hukill

/s/ Nathan D. Hukill
An individual

CR Group L.P.
CRG Partners III L.P.
CRG Partners III – Parallel Fund “A” L.P.
CRG Partners III (Cayman) Unlev AIV I L.P.
CRG Partners III (Cayman) Lev AIV I L.P.
CRG Partners III Parallel Fund “B” (Cayman) L.P.

By:	/s/ Nathan D. Hukill
Nathan D. Hukill, authorized signatory